United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
A VINTAGE YEAR
Performance of CVRD in 2006

Rio de Janeiro, March 7, 2007 — Companhia Vale do Rio Doce (CVRD) presents its results for 2006, which was yet another year in which important strategic, operational and financial challenges were overcome.
The acquisition of Inco Ltd was carried out successfully, being financed in fairly favorable conditions, which allowed us to keep a low risk debt profile and an extremely healthy balance sheet, maintaining CVRD’s investment grade with the main rating agencies in the world.
As a recognition by equity investors of the soundness of our strategic decisions we became the world’s second largest company in the mining and metals industry by market capitalization. Between December 2001 and February 2007, the market capitalization of our company increased by approximately US$ 75 billion, and the total shareholder return for the period 2001-2006 reached 42.7% per year.
In the last five years dividends to shareholders totaled US$ 4.7 billion, and a distribution of US$ 1.65 billion was proposed for 2007, US$0.68 per share — a 27% increase on the US$ 1.3 billion distributed last year.
We successfully obtained the certification of our internal control processes related to consolidated financial statements in compliance to the requirements of section 404 of the Sarbanes-Oxley law. The tests to verify the effectiveness of CVRD’s and its subsidiaries’ — 18 companies — disclosure controls and procedures started in April 2006 and resulted in the certification, without any gap, issued by the independent auditors PricewaterhouseCoopers (PwC). 1,905 disclosure controls and 58 procedures were identified and 2,626 tests were performed.
Production of iron ore, alumina, aluminum, copper, potash and kaolin reached all-time highs, reflected in record shipments of these products. In 2006, CVRD became the main supplier of iron ore to China, reaffirming its position as global leader.
The CVRD Inco acquisition, already partially reflected in the 4Q06 figures, shows the largest quarterly production ever in nickel operations, reaching 69,000 tons of refined nickel. On a pro forma basis, CVRD positioned as the largest producer of refined nickel in the world in 2006, with 250,600 tons.
Financial performance reached record levels, showed by operational revenue, operational profit, net earnings, cash flow generation and capex.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: CVRD Inco (as from this quarter, without adjustment in prior periods), MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), CVRD International, and CVRD Overseas.

Confidence in the future was demonstrated by continued investments in organic growth, incorporated into a capex budget of US$ 6.3 billion for 2007, and another important step towards expanding the coal business with the acquisition of AMCI Holdings Australia Pty for US$ 668 million.
Our records in 2006:
•	Shipments
•	iron ore and pellets, 276.021 million tons;

•	alumina, 3.221 million tons;

•	primary aluminum, 485,000 tons;

•	copper, 169,000 tons;

•	potash, 733,000 tons;

•	kaolin, 1.323 million tons.
•	Financial Indicators
•	gross revenue US$20.4 billion;

•	operational profit, as measured by adjusted EBIT(a) (earnings before interest and taxes), US$7.6 billion;

•	Cash flow generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), US$9.2 billion;

•	Net earnings, US$6.5 billion, or US$2.69 per share;

•	Capex, US$26 billion, composed of US$3.2 billion of organic growth, US$ 1.3 billion of stay-in-business expenditures and US$ 21.5 billion of acquisitions.

SELECTED FINANCIAL INDICATORS 1

US$ million
	4Q05	3Q06	4Q06		2005	2006
Gross revenues	3,746	5,066	7,494		13,405	20,363
Adjusted EBIT	1,461	2,248	2,180		5,432	7,637
Adjusted EBIT margin (%)	40.6	46.3	29.8		42.5	38.9
Adjusted EBITDA	1,780	2,722	2,623		6,540	9,150
Net earnings	1,196	1,904	1,573		4,841	6,528
Earnings per share (US$)	0.52	0.79	0.65		2.10	2.69
Annualized ROE (%)	48.8	47.6	44.8		45.4	39.3
Total debt/ adjusted LTM EBITDA (x)	0.77	0.71	2.00	[2]	0.77	2.00	[2]
Capex *	1,852	1,060	16,556		4,161	26,000

*	includes acquisition

FAS 141/142 — INVENTORY ADJUSTMENT
According to FAS 141 and 142, US Financial Accounting Standards Board (FASB) statements, issued in January 2003, at the time of an acquisition all the incorporated firm’s assets should be revalued to reflect present market conditions, including inventories. When these inventories are sold, the value of the inventories at production cost is recognized in its related accounts and the difference between

[1]	Financial indicators takes into account CVRD Inco consolidation from 4Q06.

[2]	Considering figures related to pro forma consolidation presented in the section “The CVRD Inco Integration”.

the inventory market value and production cost is booked in a specific cost of goods sold (COGS) account.
Market value of inventories, taking into account CVRD’s 87.73% share in CVRD Inco at December 31, 2006, was booked at US$ 3.1 billion, while at production cost was US$ 1.4 billion, a difference of US$ 1.7 billion, of which US$ 946 million was already recognized in 4Q06. In 1Q07 COGS will show a negative impact of US$ 980 million, considering CVRD’s 99.8% share in CVRD Inco in January 2007.
Therefore, the adjustments according to FAS 141 and 142, a non-cash accounting effect, artificially increase COGS, negatively affecting our profitability in 4Q06. This effect will also take place in 1Q07.
In order to clarify the impact of this inventory accounting procedure, we present the main financial indicators for 4Q06 and 2006, with and without the adjustment effect.

EFFECT OF INVENTORY ADJUSTMENT ON SELECTED FINANCIAL INDICATORS

US$ million
	4Q06 - A	4Q06 - B	2006 - A	2006 - B
Adjusted EBIT	2,180	3,126	7,637	8,583
Adjusted EBIT margin (%)	29.8	42.7	38.9	43.7
Adjusted EBITDA	2,623	3,569	9,150	10,096
Net earnings	1,573	2,165	6,528	7,124
Earnings per share (US$)	0.65	0.90	2.69	2.94
Annualized ROE (%)	44.8	64.3	39.3	44.1
A — including the inventory adjustment
B — excluding the inventory adjustment

BUSINESS OUTLOOK
After four years of above-trend expansion, we believe that the global economy will continue to show a robust performance in 2007. The current expansion cycle is the longest or if not one of the longest prosperity periods experienced by the global economy in the last sixty years, and is strongly reflected in the demand for minerals and metals.
In the short term the main downside risks to global economic growth are the US housing downturn and the slowdown in global industrial production growth. However, we believe that the risks of a reversal in the present scenario of growth are moderate.
The contraction of residential construction investment in the US has had an uninterrupted negative effect on the performance of the US GDP since the fourth quarter of 2005. Nevertheless, up until now there are no signs of this negative effect having spilled over to other sectors of the US economy.
Financial markets remain on a healthy condition, with no indications of deterioration in the quality of credit, and long term interest rates are reasonably stable and at levels which stimulate investments. In spite of the fall in property prices, consumer spending is still the main driving force in the US economy, stimulated by lower gasoline prices, the stock market performance and good conditions in the labor market.

In February 2007 the Global Manufacturing PMI, the indicator of conditions in the global manufacturing industry, drawn up by JP Morgan, registered the first increase since May 2006, ending a phase of consecutive falls which indicated the deceleration of growth in global industrial production. The new orders to inventories ratio reached its highest level since mid 2006, in a phenomenon that usually anticipates a period of more accelerated pace of industrial production.
The consumption of excess inventories proceeds favorably, though it is a process which will take another few months to reach an adequate balance between inventories and sales.
With the exception of the US, the performance of the main economies in the last quarter of 2006 suggests robustness in global demand for final products. This will facilitate adjustment of inventories in a shorter time, allowing the cycle to evolve smoothly.
The performance of the Japanese economy surprised on the upside, with 4.8% growth in the last quarter of last year. In the Euro Zone the GDP is reckoned to have grown 3.6% in 4Q06, which is almost double the average rate for 2003-2006 of 1.9% a year.
China grew 10.7% in 2006, the highest rate of expansion since 2004, and our expectation is that growth will remain close to 10% in 2007 and 2008. While more moderate than in recent quarters, growth in GDP for 4Q06 was 10.4%, with industrial production growing at 15% and investment in fixed assets 25%.
World production of steel continues to grow strongly, with an increase of 13.5% in January 2007 compared to the same month last year, with 27.3% expansion in China, 9.1% in India and 9.8% in Europe. If we exclude China, world production would have increased by 7.1%, the highest rate since August 2006.
Prices of metallics — pig iron, scrap and HBI — are rising, returning to the levels prevailing in 2Q06, while the prices of iron ore on the spot market are actually higher than the CVRD sinter feed landed in China (FOB price plus freight rate) of US$ 8-11 per ton, already including a 9.5% price increase negotiated with clients in December 2006.
There are therefore still signs of an imbalance in the iron ore market, in which excess demand continues to be addressed at high prices and with inferior quality products.
In China, where CVRD became the largest supplier of iron ore in 2006, our expectation is that although steel production will tend to grow at a more moderate rate than that of the last ten years, when it reached 15.3% a year, demand for imported iron ore will continue to need significant additional quantities up to the end of this decade, thus maintaining pressure on global supply.
The phase of expansion in production capacity based on brownfield projects seems to have come to an end, so that growth in supply of iron ore in the next few years will be at a much higher marginal cost.
The global nickel market is facing the effects of structural changes on the supply side.
Current production is based on nickel sulphide deposits, whose metallurgy is well known and from which are extracted various byproducts — platinum group metals, copper, cobalt, gold and silver, as in the case of our operations in the Sudbury Basin — which helps to reduce costs.

Production growth needed to meet the significant expansion of demand resulting mainly from Chinese economic development and emerging market economies, rising incomes depends on laterite deposits. Metallurgy of nickel laterites involves higher marginal operational and investment costs, and, in the short term, there are challenges to be overcome in the development of new projects.
Thus the tendency over the next two years is for the persistence of a tight market, without room for rebuilding nickel inventories, which are at a historically low level.
CVRD is at present developing three projects — Onça Puma, Goro and Vermelho — of which Onça Puma should be the first to enter into operation, but only at the end of 2008. These projects, along with increased productivity in operations in Canada and Indonesia, will enable us to increase the supply of products to the stainless steel industry and other applications outside the steel industry over the next few years. Technological capacity and the ability to offer services gives CVRD substantial competitive advantages in meeting the demand for higher added-value nickel products, and constitutes one of the most important sources for creating future value in the nickel business.
Alumina prices on the spot market have been highly volatile as a result of the substantial increase in Chinese production, based on imported bauxite from Indonesia, and more recently problems in Guinea.
Sustainable alumina supply basically depends on the availability of large reserves of good quality bauxite, on reliable bases at competitive costs. CVRD has completed the first phase of development of the Paragominas mine in the state of Pará, with a nominal capacity of 5.4 million tons per year, and is starting to develop the second phase which will add capacity for another 4.5 million tons.
The availability of significant reserves of high quality bauxite and an efficient alumina operation, with low operational and capex costs, allow us to grow — the construction of stages 6 and 7 at the Alunorte refinery proceed at a normal pace — with sales through long term contracts, and prices indexed to the quotations of aluminum on the LME. Demand for aluminum is increasing due to economic growth and greater penetration in some applications, and inventories have stabilized at levels that are lower than in the recent past.
Copper prices have been negatively affected by the strong reduction of Chinese imports, contraction of real estate construction in the United States and marginal substitution by other materials. This meant a fall of 38.7% from the peak in May 2006 to the beginning of February 2007.
With the resumption of imports by China, the phase of destocking appears to have come to an end, and this has contributed to a recovery in copper prices, which from the minimum recorded on February 8 rose 15.2% by the end of the month. The reversal of the tendency of prices to fall benefits CVRD, whose exposure to the copper market increased with the acquisition of Inco. Our production, on a pro forma basis, reached 267,000 tons of copper in 2006 as against 237,000 in the previous year.
The demand for platinum group metals — CVRD Inco produced 153,000 oz of platinum and 208,000 oz of palladium in 2006 — will be driven by clean air regulations in the US and Europe, the rising sales of flat panel TVs and hard disk drives, as well as demand for platinum jewelry, given the increase in personal income in emerging market economies. On the supply side, expansion is limited by scarcity of reserves and the high costs of greenfield projects.

Recovery of Brazilian production of grains — especially soybeans — and steel has a favorable impact on the demand for our logistics services. Over the last couple of years growth slowed due to problems in these two sectors.
CVRD remains confident in the future of the global economy and the mining and metals markets and in its ability to keep on the value creation path which has characterized its performance in the last few years.

THE CVRD INCO INTEGRATION
CVRD completed the acquisition of Inco Ltd, emerging from this transaction as the second largest mining and metals company in the world by market value. CVRD Inco Ltd (CVRD Inco) is the new company formed by the amalgamation of Inco Ltd with Itabira Canada, a whole-owned CVRD subsidiary.
On January 30, 2007, CVRD Inco started with a new management. The nickel business is managed from Toronto along with marketing and sales of metals.
Mineral exploration and procurement were integrated into global divisions with a view to capture synergies. The center for mineral research is based in Belo Horizonte, Brazil, with five regional offices: Lima in Peru, Toronto in Canada, Johannesburgh in South Africa, Brisbane in Australia and Saint Prex in Switzerland.
Exploitation of synergies in Sudbury is already in progress, with the optimization of feed flows. A copper removal circuit was set up at the Clarabelle plant in 4Q06 and the resulting separation of copper from nickel made more nickel concentrates available to feed the Copper Cliff North smelter while the copper concentrate is processed in the Xstrata smelter. As a result, we have enlarged our capacity for producing nickel, with a positive impact on cash flow.
As a consequence of operational improvements resulting in increased productivity at the Thompson (Manitoba) and Sudbury (Ontario) mines and the Clarabelle plant and the start of optimization of flows of materials in Sudbury as well as the Voisey’s Bay ramp-up, production of refined nickel reached a quarterly record of 69 thousand tons in 4Q06, topping the previous record, from 4Q04, of 66.4 thousand tons.
A team made up of professionals from CVRD, CVRD Inco and Goro Nickel Inc was set up to conduct a comprehensive re-evaluation of the Goro project and to draw up measures to minimize political, environmental, technological and operational risks.
The financial statements of our subsidiary CVRD Inco were consolidated as from the fourth quarter of 2006. Since the acquisition took place on October 24, 2006, only a little more than two months of the last quarter are considered in the consolidated data.
To facilitate an understanding of the figures and by way of illustration, we set out the numbers for the CVRD and CVRD Inco pro forma financial statements in US GAAP for 2005 and 2006.
Operational profit would be US$ 9.250 billion in 2006 — 46.7% more than in 2005 — influenced by the increase in net income of US$ 7.693 billion, partially compensated for by the addition of US$ 4.747 billion in the cost of goods sold (COGS) and operational expenses.

The operational margin in 2006 was 37.0%, versus 36.4% in 2005. Excluding the extraordinary non-cash effect of CVRD Inco’s inventory adjustment at market price, the operational margin in 2006 would be 40.8%.
Adjusted EBITDA reached US$ 11.306 billion, growing 41.0% in relation to the 2005 value, US$ 8.021 billion.
Pro forma net earnings in 2006 of US$ 6.976 billion, increased by US$ 2.445 billion, 54.0%, in comparison to US$ 4.531 billion in 2005. This performance is the result of the US$ 2.945 billion growth in operational profit and decrease of US$ 783 million in non-operational expenses, partly offset by the increase in taxes paid, US$ 1.025 billion, and the reduction of minority holdings, US$ 208 million.
Income from sales of iron ore and pellets now represent 46.7% of the total 2006 revenue of US$ 25.7 billion. At the same time, sales of nickel made up 25.7%, aluminum chain products — bauxite, alumina and aluminum — 9.3%, copper 7.1%, logistics services 5.4%, manganese and ferro-alloys 2.2% and other products which include platinum group metals (PGMs), precious metals (gold and silver) and cobalt — were responsible for 2.3%. This distribution shows that we have a much more diversified portfolio of products than before the acquisition.
The composition of revenue by geographic destination has also changed. Asia is the main market with 39.4%, although China’s participation dropped to 16.7%. Europe has a 23.0% slice, while the Americas reach 33.6%, with a reduction, however, of the relative importance of the Brazilian market, which represents 16.5%.

PRO FORMA
Twelve-month period ended at December 31

Selected financial indicators - US$ million
	2005	2006	%
Net operating revenue	17,310	25,003	44.4
Cost of goods sold	(9,534)	(13,525)	41.9
Gross profit	7,776	11,478	47.6
Operating Expenses	(1,471)	(2,227)	51.4
Operating profit	6,305	9,250	46.7
Non-operating results	(1,077)	(294)	-72.7
Earnings before taxes, equity income and minority holdings	5,228	8,956	71.3
Income tax and social contribution	(857)	(1,882)	119.6
Equity income	760	710	-6.6
Minority holdings	(600)	(808)	34.7
Net earnings	4,531	6,976	54.0
Adjusted EBITDA	8,021	11,306	41.0

Production - 000’ tons
	2005	2006	%
Iron ore	233,851	264,152	13.0
Pellets	16,369	14,182	-13.4
Manganese ore	3,032	2,242	-26.1
Ferro alloys	563	534	-5.1
Nickel	221	251	13.5
Copper	237	267	12.8
Bauxite	6,884	7,100	3.1
Alumina	2,570	3,939	53.2
Aluminum	538	550	2.2
Cobalt (tons)	1,660	2,040	22.9
Platinum (1,000 oz)	173	153	-11.6
Palladium (1,000 oz)	222	208	-6.3
Gold (1,000 oz)	80	78	-2.6
Potash	641	732	14.2
Kaolin	1,218	1,352	11.1

RECORD REVENUE, US$ 20.4 BILLION
Considering the partial consolidation of CVRD Inco, gross operational revenue in 2006 was US$ 20.363 billion, an increase of 51.9% over US$ 13.405 billion in 2005, and 140.2% against US$ 8.479 billion in 2004.
Revenue for 4Q06, which was also a quarterly record, reached US$ 7.494 billion — double that of 4Q05. The previous record was in 3Q06 when revenue reached US$ 5.066 billion.

The consolidation of CVRD Inco added US$ 2.802 billion to CVRD’s operational revenue. Excluding this effect, gross operational revenue in 2006 would be US$ 17.561 billion. Price variations were responsible for 67% of this increase and increment in volume the other 33%.
In 2006, ferrous minerals represented 61.7% of gross revenue, non-ferrous minerals 19.3%, aluminum chain products — bauxite, alumina and primary aluminum — 11.7% and logistics services 6.8%.
In 2006 Asia became the main destination for our sales, accounting for 36.7% of total revenues, and overtaking the Americas with 32.9%. The growth in the share of the Asian market was due to an increase in shipments to China, Japan and South Korea.
Revenues from sales to China continued to grow strongly in 2006, going from US$ 2.016 billion in 2005 to US$ 3.706 billion in 2006, equivalent to 15.0% and 18.2% of total Company revenues in the two periods. In 2006, CVRD became the largest individual supplier of iron ore to the Chinese market, with shipments of 75.7 million tons.
The increase in sales to Asia was achieved in part at the expense of Brazilian sales, in spite of an increase in sales to the Brazilian market of 18.3% compared with 2005. As Brazil is not a large consumer of nickel and copper and due to the slow growth in iron ore sales, a mere 2.3% in 2006, this change took place.

GROSS REVENUE BY REGION

US$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Americas	1,252	1,710	2,436	4,898	36.5	6,706	32.9
Brazil	894	1,201	1,149	3,565	26.6	4,218	20.7
USA	115	142	558	417	3.1	868	4.3
Others	243	367	729	916	6.8	1,620	8.0
Asia	1,282	1,766	3,090	3,917	29.2	7,464	36.7
China	738	964	1,275	2,016	15.0	3,706	18.2
Japan	349	495	932	1,231	9.2	2,188	10.7
Others	195	307	883	670	5.0	1,570	7.7
Europe	996	1,347	1,694	3,813	28.4	5,183	25.5
Rest of the World	216	243	274	777	5.8	1,010	5.0
Total	3,746	5,066	7,494	13,405	100.0	20,363	100.0

COSTS
Cost of goods sold (COGS) totaled US$ 10.147 billion in 2006, 62.9% more than in 2005. COGS in 4Q06 was US$ 4.387 billion, an increase of US$ 2.558 billion compared with 4Q05.
A significant part of this cost increase in both periods, the year 2006 and 4Q06, is due to the consolidation of CVRD Inco, US$ 2.230 billion. An important element of CVRD Inco’s COGS, US$ 946 million, is a non-cash cost with no financial impact, as it relates to the methodology used for the booking of the acquisition (FAS 141/142).
If we exclude the effects of the CVRD Inco consolidation, COGS would be US$ 7.917 billion in 2006, an increase of 27.1% in relation to the previous year, when it reached US$ 6.229 billion. The higher level of input and service prices, the appreciation of the Brazilian real against the US dollar and the growth in sales volumes accounted for 42.7%, 36.1% and 20.0%, respectively, of the COGS increase of US$ 1.688 billion.
The main cost item, representing 20.3% of total COGS, is derived from outsourced services, which reached US$ 2.056 billion in 2006, or US$ 1.924 billion, if we exclude the CVRD Inco consolidation.
The US$ 441 million cost increase of these services (excluding CVRD Inco) was caused mainly by the appreciation of the Brazilian real against the US dollar (US$ 145 million), by increased production and sales volumes (US$ 126 million), and by higher prices (US$ 170 million). Price hikes contributed to an increase in expenses with waste removal, US$ 86 million, rail freight, US$ 44 million, equipment rental, US$ 36 million, and maintenance, US$ 31 million.
In 2006 transportation costs of our goods reached US$ 685 million, waste and ore removal US$ 450 million and maintenance of equipment and installations US$ 356 million.
Energy expenses, 15.1% of COGS, totaled US$ 1.535 billion in 2006, made up of US$ 623 million for electricity and US$ 912 million for fuels and gas.
Electricity costs increased US$ 167 million, of which CVRD Inco consolidation had an impact of US$ 31 million, tariff hikes US$ 46 million, the Brazilian real appreciation US$ 47 million, and production growth US$ 43 million.
In 2006, CVRD’s electricity consumption (excluding CVRD Inco) grew by 17.6%, reaching 15,781 GWh, of which 53.8% was for aluminum and 13.2% for ferro-alloy operations. Average electricity prices for ferro-alloy production did not change in relation to 2005, but electricity prices for aluminum production went up by 31.1%. This was because a component of the pricing basis for electricity for Albras is the LME price index, and also because of the consolidation of Valesul, which pays higher prices for its supply of electricity.
The increased cost of US$ 282 million for fuel oils and gases was due to the consolidation of CVRD Inco, US$ 91 million, the larger volume of production and sales, US$ 86 million, by the appreciation of the Brazilian real against the US dollar, US$ 65 million, and higher prices, US$ 40 million.
Materials costs, which represent 15.6% of COGS, were US$ 1.584 billion, US$ 128 million of which was due to the CVRD Inco consolidation. The main items of materials expenses were: replacement parts and equipment, US$ 527 million, inputs, US$ 296 million, tires, US$ 49 million, and conveyor belts, US$ 45 million.
Expenditures on iron ore and pellets totaled US$ 758 million in the year, a reduction of US$ 3 million compared with 2005. This was the result of reduced purchases from mining companies, made possible by a 13.0% increase in the Company’s production, reaching a record annual production of 264.2 million tons.
10.189 million tons of iron ore was purchased, as against 15.337 million in 2005 and 14.911 million in 2004. The Company also acquired for the purposes of resale to its clients 8.971 million tons of pellets from Tubarão joint ventures (Nibrasco, Itabrasco, Kobrasco and Hispanobras) as compared with 9.656 million in 2005 and 9.348 million in 2004.
Purchases of nickel reached US$ 482 million, related to the acquisition of 14.6 thousand tons for resale in the last two months of 2006.

Bauxite purchases from Trombetas expand from US$ 176 million to US$ 250 million in 2006, reflecting the need to supply the stages 4 and 5 of the Barcarena alumina refinery.
Purchases of alumina and primary aluminum for resale amounted to US$ 86 million in 2006, against US$ 74 million in 2005.
Manganese purchases totaled US$ 51 million in 2006 in line with 2005, where it was US$ 46 million.
Personnel expenses at 9.0% of COGS reached US$ 917 million. Setting aside the CVRD Inco consolidation, they amounted to US$ 707 million, an increase of US$ 193 million over 2005. This was caused by an increase in overall number of employees (US$ 100 million), appreciation of the Brazilian real (US$ 69 million) and payment of an extraordinary bonus (US$ 24 million). In 2006 there were no collective pay awards. The Company agreed with its employees to a 3% salary adjustment as from January 2007 and valid until October this year, with an extraordinary bonus being paid to the employees in August.
Expenses with demurrage — fines paid for delays in loading ships at the Company’s maritime terminals — reached US$ 56 million, against US$ 76 million in 2005, in spite of the increase in volumes shipped. The efforts to reduce costs of demurrage resulted in a considerable saving, dropping from US$ 0.45 per ton shipped in 2004 to US$ 0.38 in 2005 and US$ 0.26 in 2006.
Depreciation and amortization, accounting for 8.9% of COGS, was US$ 899 million.
Sales, general and administrative expenses (SG&A) came to US$ 816 million, an increase of US$ 233 million in relation to 2005, reflecting greater personnel expenses (US$ 48 million), CVRD Inco consolidation (US$ 46 million), sales expenses (US$ 35 million), and depreciation (US$ 54 million).
Research and development (R&D) expenses hit a record of US$ 481 million in 2006, including US$ 39 million for CVRD Inco and US$ 25 million invested in the construction of a hydrometallurgical plant for processing copper. Investments in R&D amounted to US$ 277 million for 2005, US$ 153 million for 2004 and US$ 82 million for 2003. This growth pattern reflects the Company’s strategy which is to focus on organic growth, which necessarily means increased investments in mineral exploration and feasibility studies for mineral deposits in different countries.
It is worth mentioning that the amount reported for investments in R&D in 2006 was US$ 476 million, referring to financial disbursements, while expenses of US$ 481 million are accounting figures.
Other operational expenses totaled US$ 570 million in 2006, with US$ 299 million increment related to 2005. Major part of this growth was due to a US$ 171 million provision for future investments in mine closing and environmental recovery of areas, construction and improvement of tailings, and other preventing measures related to environmental protection.

COST OF GOODS SOLD

US$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Outsourced services	474	536	645	1,483	23.8	2,056	20.3
Material	305	375	572	1,126	18.1	1,584	15.6
Energy	321	412	503	1,086	17.4	1,535	15.1
Fuels	188	232	312	630	10.1	912	9.0
Electric energy	133	180	191	456	7.3	623	6.1
Acquisition of products	297	330	762	1,093	17.5	1,673	16.5
Iron ore and pellets	215	192	188	761	12.2	758	7.5
Nickel	—	—	482	—	—	482	4.8
Aluminum products	73	74	60	299	4.8	336	3.3
Other products	9	64	32	33	0.5	97	1.0
Personnel	160	205	407	514	8.3	917	9.0
Depreciation and exhaustion	175	208	350	585	9.4	899	8.9
Inventory adjustment	—	—	946	—	0.0	946	9.3
Others	97	115	202	342	5.5	537	5.3
Total	1,829	2,181	4,387	6,229	100.0	10,147	100.0

NEW OPERATIONAL PERFORMANCE RECORD
CVRD’s operational profit, measured by adjusted EBIT, was US$ 7.637 billion in 2006, the highest in the Company’s history. Adjusted EBIT was 40.6% higher than in 2005, led by the US$ 6.859 billion increase in net revenue, partially offset by the US$ 3.918 billion increase in COGS and US$ 736 million in operational expenses — SG&A, R&D and others.
Adjusted EBIT in 4Q06 was US$ 2.180 billion, a 49.2% increase in relation to that of 4Q05, totaling US$ 1.461 billion.
CVRD Inco’s contribution to adjusted EBIT was US$ 410 million. Excluding this, the adjusted EBITs for 2006 and 4Q06 would be up 33.0% and 21.1%, respectively, on those registered in the same periods for the previous year.
In 2006, the adjusted EBIT margin was 38.9%. If we exclude the non-cash cost relating to adjustment of inventory values of US$ 946 million in 4Q06, the adjusted EBIT margin would be 43.7% against 42.5% in 2005 and 38.7% in 2004.

RECORD NET EARNINGS: US$ 6.5 BILLION
CVRD’s net earnings in 2006 of US$ 6.528 billion, equivalent to US$ 2.69 per share, increased 34.8% relative to the 2005 result, which was US$ 4.841 billion, and is another record, the fourth consecutive year of growth.
In 4Q06, net earnings were US$ 1.573 billion, equivalent to US$ 0.65 per share, compared with US$ 1.196 billion in 4Q05.
It is important to highlight that in 4Q06, and consequently in the year of 2006, net earnings were negatively impacted by an extraordinary non-cash effect in the amount of US$ 1.117 billion — US$ 946 million for CVRD Inco’s inventory adjustment and US$ 171 million of environmental provisions.
The major direct influences on the growth in net earnings in 2006 were the increase of US$ 2.205 billion in operational profits and US$ 548 million from the sale of shares in other companies, partially offset by the increase of US$ 552 million in tax payments and a reduction of US$ 344 million in the financial result.
In 2006, divestment of assets generated gains of US$ 674 million: GIIC, US$ 338 million, Usiminas, US$ 175 million, Siderar, US$ 96 million, Gerdau US$ 56 million, and Nova Era Silicon, US$ 9 million. Sales of shares in Usiminas and Siderar were booked in 4Q06, while in the case of Gerdau, gains of US$ 16 million were registered in 3Q06 and the other US$ 40 million in 4Q06. In 2005, divestment of assets gains totaled US$ 126 million.
Portfolio management has been an important element in value creation. On the one hand, it has allowed the unlocking of value of non-core assets and on the other hand has improved the company’s capital allocation, making room for greater focus on core assets.
The net financial result in 2006 was US$ 482 million negative, against US$ 138 million negative in 2005.
Financial income went from US$ 123 million in 2005 to US$ 327 million in 2006, because of higher interest rates and the increase in cash and cash equivalents.
Financial expenses increased by US$ 778 million, going from US$ 560 million in 2005 to US$ 1.338 billion in 2006. The main reasons for this increase were: (a) higher average debt, from US$ 4.095 billion in 2005 to US$ 10.099 billion in 2006, which meant a rise of US$ 289 million in interest payments, (b) US$ 86 million spent on the acquisition of call options on Canadian dollars, (c) CVRD Inco expenses of US$ 76 million, and (d) US$ 45 million with the mark-to-market of shareholders debentures.
The behavior of monetary variations was positive for the financial result, bringing in an extra US$ 230 million, taking into account the 9.5% strengthening of the Brazilian real against the US dollar between December 2005 and December 2006.
Equity income contributed US$ 710 million to the 2006 net earnings, a reduction of US$50 million on the previous year.
Investments in ferrous mineral producers were responsible for 43.9%, steel companies 28.3%, logistics 13.4%, aluminum 10.7% and coal 3.7%.
Equity income from ferrous mineral affiliates generated US$ 312 million, US$ 123 million less than the amount registered for 2005, due to the sale of GIIC in May 2006 and smaller dividends paid to CVRD by pelleting joint ventures, due to lower pellet prices in 2006. Samarco was the joint venture which most contributed to CVRD profits, coming in with US$ 229 million against US$ 257 million in 2005.
Equity income from the affiliated steel companies amounted to US$ 201 million, in line with 2005, where it was US$ 197 million.
MRS Logística’s contribution showed a substantial increase, moving from US$ 54 million in 2005 to US$ 95 million in 2006.
Equity income from the aluminum business improved, going from US$ 65 million in 2005 to US$ 76 million in 2006. While MRN’s contribution was the same as the previous year, US$ 64 million, Valesul increased its contribution from US$ 1 million to US$ 12 million. In 3Q06 the Santa Cruz smelter begun to be consolidated in our financial statements.

The equity income of our joint ventures in coal in China, Henan Longyu Energy Resources Ltd. and Shandong Yankuang International Coking Company Ltd., totaled US$ 26 million.

EQUITY INCOME BY BUSINESS SEGMENT

US$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Iron ore and pellets	128	67	78	435	57.2	312	43.9
Aluminum, alumina and bauxite	14	18	20	65	8.6	76	10.7
Logistics	15	32	27	54	7.1	95	13.4
Steel	47	60	54	197	25.9	201	28.3
Coal	9	10	4	9	1.2	26	3.6
Total	213	187	183	760	100.0	710	100.0

CASH FLOW RECORD US$ 9.2 BILLION
In 2006, CVRD’s cash flow generation, as measured by adjusted EBITDA, reached a new record at US$ 9.150 billion. Excluding the effect of the consolidation of CVRD Inco, adjusted EBITDA for the year would be US$ 8.616 billion, 31.7% more than the previous record of US$ 6.540 billion in 2005.
4Q06 was the 19th consecutive quarter of growth in LTM (last twelve months) accumulated adjusted EBITDA.
The main reasons for the US$ 2.6 billion adjusted EBITDA growth over 2005 are the increase in adjusted EBIT to the amount of US$ 2,205 billion, US$ 378 million depreciation and US$ 27 million in dividends paid by non-consolidated companies.
Excluding the non-cash effect related to CVRD Inco’s inventory of US$ 946 million, adjusted EBITDA for 2006 would be US$ 10.096 billion.
Dividends paid to CVRD in 2006 by non-consolidated companies — affiliated companies and joint ventures — amounted to US$ 516 million, compared to US$ 489 million received in 2005. The largest payment came from Samarco, which distributed US$ 225 million to CVRD. The company also received dividends from MRN, US$ 77 million, from the pelletizing joint ventures at Tubarão, US$ 70 million, from Usiminas, US$ 48 million, MRS, US$ 42 million, CSI, US$ 39 million, and Henan Longyu, US$ 15 million.
In 2006, the distribution of cash flow generation by business area was: ferrous minerals 73.9%, non-ferrous minerals 12.8%, aluminum 11.8% and logistics 5.6%, excluding expenses with R&D, which represent 4.1% of EBITDA.

QUARTERLY ADJUSTED EBITDA

US$ million
	4Q05	3Q06	4Q06	2005	2006
Net operating revenues	3,598	4,852	7,313	12,792	19,651
COGS	(1,829)	(2,181)	(4,387)	(6,229)	(10,147)
SG&A	(175)	(167)	(269)	(583)	(816)
Research and development	(85)	(134)	(175)	(277)	(481)
Other operational expenses	(48)	(122)	(302)	(271)	(570)
Adjusted EBIT	1,461	2,248	2,180	5,432	7,637
Depreciation, amortization & exhaustion	183	232	379	619	997
Dividends received	136	242	64	489	516
Adjusted EBITDA	1,780	2,722	2,623	6,540	9,150

IMPROVING DEBT PROFILE
Our strong cash flow generation has made it possible to finance growth initiatives, allowing projects to be evaluated and approved on their own merits. Between 2001 and 2006, including acquisitions, US$ 36.732 billion was invested, as well as dividend distribution reached US$ 5.730 billion.
CVRD successfully completed three transactions — issue of bonds (US$ 3.75 billion) and non-convertible debentures (US$ 2.6 billion) and pre-export finance transaction (US$ 6.0 billion) — with an aim to refinancing 84% of the value of the bridge loan of US$ 14.6 billion, used to pay for the Inco acquisition. Along with other smaller operations and the use of free cash flow the payment of this loan should be completed by the beginning of 2Q07.
In view of the fact that the operation related to the pre-export finance was only effectively executed in January 2007, the favorable conditions of these transactions have brought into play are only partially reflected in the December 31, 2006 position; lengthening of the average maturity of the debt to 8.36 years against 7.89 at the end of the previous year, and reduction of its average cost, from 7.47% in 2005 to 6.37%.
The main rating agencies in the world maintained CVRD’s investment grade after the Inco acquisition. At present the company holds the following credit risk ratings: Standard & Poor’s (BBB), Moody’s (Baa3), Dominion Bond Ratings (BBB high) and Fitch Ratings (BBB-).
The company’s total debt as of December 31, 2006 was US$ 22.581 billion, an increase of US$ 17.571 billion in relation to December 31, 2005 when it totaled US$ 5.010 billion.
As of December 31, 2006 62% of our debt was tied to floating interest rates and 38% at fixed interest rates. At the same time, 85% of the total debt was denominated in US dollars, with the other 15% in other currencies: Brazilian reais, Euros and Japanese yens.
Net debtc as of December 31, 2006 was US$ 18.133 billion, with a cash holdings of US$ 4.448 billion, which held resources that were aimed at buying the remaining shares of Inco.
At the end of 2006, the Company had US$ 1.9 billion in revolving credit lines, which gave an important cushion of liquidity. There was a substantial increase in these lines of credit during last year, which at December 31, 2005 amounted to only US$ 650 million.
The leverage measured by the relationship total debt/adjusted EBITDAd went from 0.77x at December 31, 2005 to 2.00x3 at December 31, 2006. The interest coverage, measured by the relationship adjusted EBITDA/interest paide was reduced from 25.95x at the end of 2005 to 15.94x at the end of 2006, but still remains at extremely comfortable levels. The relation between total debt and enterprise value f went from 10.1% to 25.7%.
At the December 31, 2006 position we only had a little more than two months of adjusted EBITDA generated by CVRD Inco operations, which would produce artificially high levels of leverage when compared to a significant increase in debt in 4Q06. Thus, to calculate the leverage indicators and interest coverage we used

[3]	Considering, in 4Q06, pro forma consolidated adjusted LTM EBITDA of US$ 11.306 billion.

adjusted EBITDA value calculated in accordance with the pro forma consolidation set out in the section entitled “Integration of CVRD Inco”.

FINANCIAL EXPENSES

US$ million
Gross interest on:	4Q05	3Q06	4Q06	2005	2006
Debt with third parties	(32)	(68)	(293)	(206)	(495)
Debt with related parties	(2)	(1)	(1)	(6)	(6)
Sub-total	(34)	(69)	(294)	(212)	(501)

Financial expenses on:	4Q05	3Q06	4Q06	2005	2006
Tax and labour contingencies	(12)	(29)	(28)	(62)	(109)
Tax on financial transactions (CPMF)	(19)	(18)	(84)	(59)	(141)
Derivatives	(113)	75	(97)	(116)	(142)
Call option premium	—	(86)	—	—	(86)
Others	(23)	(45)	(205)	(111)	(359)
Sub-total	(167)	(103)	(414)	(348)	(837)
Total	(201)	(172)	(708)	(560)	(1,338)
DEBT INDICATORS

US$ million
	4Q05	3Q06	4Q06
Gross debt	5,010	5,870	22,581
Net debt	3,969	2,979	18,133
Gross debt / adjusted LTM EBITDA (x)	0.77	0.71	2.00	[3]
Adjusted LTM EBITDA / LTM interest expenses (x)	25.95	21.63	15.94
Gross debt / EV(%)	10.04	11.06	25.68
Enterprise Value = market capitalization + net debt

PERFORMANCE OF THE BUSINESS SEGMENTS
Ferrous minerals — the conquest of leadership in China and new records
The vigorous growth in global demand for iron ore and pellets and the expansion of CVRD’s production, resulting from the conclusion of projects and productivity gains, has enabled it to return successive record sales volumes. Thus, the volume of these products shipped in 2006, at 276.021 million tons, was the highest in the Company’s history, and 8.2% more than in the previous year.
In 2006, sales of iron ore reached 250.667 million tons, while pellets reached 25.354 million tons, compared with 226.679 and 28.492 million tons respectively for 2005. Shipments of pellets went down because of the stoppage of the São Luis plant for almost four months.
On December 21, 2006 the Company concluded negotiations with its Chinese clients for establishment of reference prices for iron ore for 2007 with an increase of 9.5%. Later, but still in December 2006, the reference price for blast furnace pellets was settled with Ilva, the largest steel producer in Italy, with an increase of 5.28%.
Sales in 4Q06 totaled 71.115 million tons, 63.972 million tons of which were iron ore and 7.143 million pellets. The volume of sales of iron ore was 8.2% higher than the same period last year, though 3.3% less than 3Q06, owing to the negative impact on the Southern and Southeastern Systems in the last quarter of 2006 due to the early onset of the rainy period, which was only supposed to take place at the beginning of the first quarter of the following year.
4Q05 was an extraordinary quarter with sales of pellets of 8.579 million tons, largely due to the hurricane Katrina phenomenon and the rescheduling of shipping for 3Q05. Thus the volume of sales in 4Q06 was in line with 3Q06, at 7.252 million tons.
CVRD buys pellets on a regular basis from the Tubarão joint ventures to sell to its clients. These purchases reached 8.971 million tons in 2006 against 9.656 million tons in the previous year.
CVRD has become the world’s largest supplier of iron ore to China. It shipped 75.7 million tons last year, an increase of 39.7% in relation to the previous year, which was 54.2 million tons. CVRD was responsible for 23.2% of Chinese imports, these representing 27.4% of our total sales volume, compared with 21.2% in 2005 and 17.8% in 2004. Japan accounted for 27.921 million tons, 10.1% of our sales, Germany 22.043 million tons, 8.0%, followed by France with 4.1%, South Korea with 3.8% and Italy with 2.9%.
Sales to steel mills and pig iron producers in Brazil amounted to 36.448 million tons, 13.2% of total shipments. Sales to the Tubarão pelletization joint ventures came to 22.470 million tons, 8.1% of the total, most of which is sent abroad after being transformed into pellets.
The average sale price for iron ore in 2006, at US$ 40.00 per ton, was 22.6% up on 2005. For pellets, the average price was equal to US$ 75.21 per ton, an increase of 6.2% over 2005.
In 4Q06, the average sale price of iron ore, at US$ 41.38 per ton, was 18.0% above 4Q05 prices. As for pellets, the average in 4Q06 reached US$ 73.64, against US$ 72.62 in 4Q05.
CVRD’s manganese and ferro-alloy business went through a restructuring process which led to shut down some high cost units, changes in the energy matrix and composition of inputs, reduction in the number of products and divestment of non-core assets.
Shipments of manganese ore amounted to 779 thousand tons in 2006, a reduction of 14.1% compared to the previous year. The average realization price was US$ 70.60 per ton compared with US$ 84.90 in 2005 and US$ 75.85 in 2004.
In the last quarter of 2006 208,000 tons of manganese ore were sold, 14.8% less than in the same period in 2005. In 4Q06 the average price of manganese ore was US$ 72.12 per ton, slightly lower than 3Q06 and 4Q05 prices, US$ 75.89 and US$ 73.77 per ton respectively.
Sales of ferroalloys totaled 522,000 tons, against 529,000 tons in 2005. The average price in 2006, US$ 886.97 per ton, was slightly higher than 2005, of US$ 846.88.
Shipments of ferroalloys in 4Q06 at 121,000 tons, were similar to the amount sold in the same period during the previous year, 119,000 tons. The average price was equal to US$ 1,090.91, 19.1% above 3Q06 and 49.2% above 4Q05. The average price of alloys has been improving each quarter, with an increase 76.4% in relation to the minimum recorded in the last 24 months, US$ 618.32 in 3Q05.
Revenue from ferrous minerals — iron ore, pellets, manganese and ferroalloys — were US$ 12.569 billion in 2006, an increase of 25.1% over 2005, when they reached US$ 10.050 billion. The price increases explain 71.9% of the variation in revenue, the rest being due to greater volumes shipped.
Revenues with iron ore amounted to US$ 10.027 billion, pellets US$ 1.907 billion, operation services for the Tubarão pellet plants US$ 72 million, manganese ore US$ 55 million and ferroalloys US$ 463 million.
The adjusted EBIT margin was 47.3% against 49.7% in 2005, influenced by lower margins in the manganese and ferro-alloy sales in 2006.
Adjusted EBITDA totaled US$ 6.758 billion in 2006, 22.3% above 2005, creating a new annual record.

FERROUS MINERALS

	4Q05	3Q06	4Q06	2005	2006
Adjusted EBIT margin (%)	48.0	51.8	43.4	49.7	47.3
Adjusted EBITDA (US$ million)	1,595	2,168	1,668	5,528	6,758

Non-ferrous minerals — the nickel effect
Revenues from sales of non-ferrous minerals — nickel, copper, kaolin, potash, platinum group metals, precious metals and cobalt — totaled US$ 3.924 billion, a landmark for the Company, which, with the acquisition of CVRD Inco, became one of the world’s major players in base metals market.
The consolidation of CVRD Inco contributed US$ 2.802 billion to the increase of US$ 3.239 billion in non-ferrous revenues between 2005 and 2006.
Revenues with nickel amounted to US$ 2.360 billion, copper US$ 1.079 billion, kaolin US$ 218 million and potash US$ 143 million.
The adjusted EBIT margin was 23.1%, against 23.7% for 2005. Excluding the extraordinary item related to the accounting adjustment for CVRD Inco inventories, the operational margin for non-ferrous business would be 47.3%.
Adjusted EBITDA amounted to US$ 1.175 billion in 2006, almost five times as much as in 2005, of US$ 238 million. The consolidation of CVRD Inco contributed US$ 534 million to cash flow generation in the non-ferrous area.
Sales of refined nickel in 4Q06 reached 73,800 tons, with an average sale price of US$ 31,982 per ton (US$ 14.51 per pound), with revenues of US$ 2.360 billion.
In 4Q06, the unit cash cost of refined nickel production, before the by-product credits, was US$ 3.38 per pound, and US$ 2.07 per pound after the calculation of these credits.
In pro forma terms, CVRD nickel production amounted to 250,600 tons in 2006, making us the world’s largest nickel producer.
CVRD sold 169,000 tons of copper in 2006, with 81,000 tons being sold in 4Q06. Excluding the CVRD Inco consolidation, 2006 sales would be 128,000 tons of copper in concentrate produced at Sossego, with ayoy increase of 7.3%.
The average price for copper concentrate, of US$ 1,824 per ton, in 2006 doubled in relation to 2005, of US$ 982, reflecting higher prices for the metal.
The average price in 4Q06, of US$ 1,386 per ton, showed a drop of 40.6% in relation to 3Q06, of US$ 2,333. This decline was due to lower LME copper prices and the methodology of pricing for copper concentrate shipments, which involves lagged adjustments in relation to the effective shipment date.
Revenues with sales of copper reached US$ 483 million in 4Q06 and US$ 1.079 billion in 2006, with US$ 300 million coming from the CVRD Inco consolidation. Excluding this effect, copper revenues in 2006 would still be 99.2% above 2005 revenues, of US$ 391 million, and 39.7% more comparing 4Q06 with 4Q05 (US$ 131 million).
The volume of kaolin sold in 2006, 1.323 million tons, was 8.6% above 2005, creating a new sales record.
In 4Q06, CVRD sold 414 thousand tons, a new quarterly record, compared with 355 thousand tons the year before.
The average price of kaolin showed a rise of 13.4%, going from US$ 145.32 per ton in 2005 to US$ 164.78 per ton. In 4Q06 the average price was equal to US$ 169.08 per ton, 17.7% above 4Q05 levels, of US$ 143.66.
Revenues, standing at US$ 218 million in 2006, were 23.2% above 2005. In 4Q06 revenues totaled US$ 70 million, as compared with US$ 51 million in 4Q05 and US$ 53 million in 3Q06.
Potash sales in 2006 rose to 733,000 tons, an annual record, with a 14.5% increase in relation to 2005. The conclusion of the project to increase the nominal production capacity of Taquari-Vassouras to 850,000 tons permitted a growth in sales in 2006.
The average sale price reached US$ 195.09 per ton, a reduction of 16.2% compared with 2005.
In 4Q06, CVRD sold 218,000 tons of potash, up 23.9% on 4Q05, at an average price of US$ 197.25 per ton.
In 2006, revenues with shipments of potash were US$ 143 million, in line with US$ 149 million obtained the year before. Sales of potash added US$ 43 million to Company revenues in 4Q06, compared with US$ 41 million in 4Q05.
In 4Q06 and 2006, sales of platinum group metals (PGMs) and precious metals (gold and silver), by-products of our nickel operations in Canada, added US$ 105 million to the Company’s total revenues. Sales of platinum produced a revenue of US$ 51 million while cobalt sales reached US$ 19 million.

NON FERROUS MINERALS

	4Q05	3Q06	4Q06	2005	2006
Adjusted EBIT margin (%)	26.4	53.2	16.5	23.7	23.1
Adjusted EBITDA (US$ million)	79	235	691	238	1,175

Aluminum — record shipments and cash flow generation
Alumina sales in 2006 amounted to 3.221 million tons, an increase of 76.2% compared with the 1.828 million realized in 2005. This increase was made possible by the expansion of the Barcarena refinery. With the start of operations of stages 4 and 5 in 1H06 its nominal production capacity was increased to 4.3 million tons of alumina per year. It is worth emphasizing that the consolidation of Valesul had a negative impact on alumina sales, since the shipments from Alunorte to Valesul were cancelled.
The average price obtained of US$ 343.99 per ton represents an increase of 18.4% compared with the US$ 290.48 per ton obtained in 2005. Revenues with alumina reached US$ 1.108 billion in 2006, as against US$ 531 million in 2005.
Sales of primary aluminum, at 485 thousand tons in 2006, were a record, surpassing the previous record, dating from 2005, by 38 thousand tons.
The average price of aluminum in 2006, at US$ 2,558.76 per ton, represents a 39.0% increase over the previous year. Revenues were US$ 1.241 billion, a growth of 50.3% over the US$ 823 million generated in 2005.
Revenues from sales of bauxite, alumina and aluminum in 2006 reached US$ 2.381 billion, compared with US$ 1.408 billion in 2005.
In 2006, the adjusted EBIT margin for the aluminum chain products was 39.5%, 78 base points above the margin achieved in 2005, of 31.7%.
Adjusted EBITDA was US$ 1.079 billion in 2006, almost double the year before, of US$ 557 million.

ALUMINUM

	4Q05	3Q06	4Q06	2005	2006
Adjusted EBIT margin (%)	30.7	35.1	38.2	31.7	39.5
Adjusted EBITDA (US$ million)	122	266	268	557	1,079

Logistics services — increase in operational margin
The CVRD railroads — Carajás, Vitória a Minas and Centro-Atlântica — transported 26.714 billion ntk of general cargo for clients in 2006, in line with 2005 levels of 26.885 billion ntk. The main cargos transported were inputs and products of the steel industry, 45.1%, agricultural products, mainly soy beans, sugar and fertilizers, 38.3%; fuel, 7.2% and building materials and forestry products, 6.4%.
For the second consecutive year, problems with grain and steel production in Brazil have limited demand growth for logistics services.
CVRD’s ports and maritime terminals handled 29.745 million tons of general cargo, compared with 30.681 million tons in 2005.
Logistics services generated revenues of US$ 1.376 billion in 2006, a 13.2% increase over 2005.
Rail transportation of general cargo produced revenues of US$ 1.011 billion, port services, US$ 237 million, and coastal shipping and port support services US$ 128 million.
The adjusted EBIT margin was 28.9%, an increase on that obtained in 2005, of 22.4%.
Adjusted EBITDA reached US$ 512 million in 2006, 23.4% above the 2005 value, of US$ 414 million.

LOGISTICS

	4Q05	3Q06	4Q06	2005	2006
Adjusted EBIT margin (%)	8.6	31.3	33.5	22.4	28.9
Adjusted EBITDA (US$ million)	80	142	155	414	512
   VOLUME SOLD, PRICES AND REVENUES
VOLUME SOLD: MINERALS AND METALS

’000 tons
	4Q05	3Q06	4Q06	2005	%	2006	%
Iron ore	59,150	66,185	63,972	226,679	88.8	250,667	90.8
Pellets	8,579	7,252	7,143	28,492	11.2	25,354	9.2
Total	67,729	73,437	71,115	255,171	100.0	276,021	100.0
VOLUME SOLD: MINERALS AND METALS

’000 tons
	4Q05	3Q06	4Q06	2005	2006
Manganese ore	244	224	208	907	779
Ferroalloys	119	131	121	529	522
Nickel	—	—	73	—	73
Copper	34	36	81	119	169
Kaolin	355	283	414	1,218	1,323
Potash	176	291	218	640	733
Precious metals (1,000 oz)[4]	—	—	664	—	664
PGMs (1,000 oz)	—	—	120	—	120
Cobalt	—	—	1	—	1
Aluminum	116	141	120	447	485
Alumina	441	829	1,021	1,828	3,221
Bauxite	700	158	210	1,904	952
IRON ORE AND PELLET SALES BY REGION

’000 tons
	4Q05	3Q06	4Q06	2005	%	2006	%
Americas	18,641	19,415	18,974	73,191	28.7	73,937	26.8
Brazil	14,243	15,139	15,206	57,599	22.6	58,918	21.3
Steel mills and pig iron producers	9,191	9,392	9,375	36,023	14.1	36,448	13.2
Pellet JVs	5,052	5,747	5,831	21,576	8.5	22,470	8.1
USA	1,710	998	1,197	4,947	1.9	4,432	1.6
Others	2,688	3,278	2,571	10,645	4.2	10,587	3.8
Asia	29,396	32,946	31,425	97,099	38.1	123,326	44.7
China	17,252	19,956	18,580	54,157	21.2	75,673	27.4
Japan	6,542	7,588	7,715	24,814	9.7	27,921	10.1
South Korea	3,726	2,878	2,675	10,065	3.9	10,530	3.8
Others	1,876	2,524	2,455	8,063	3.2	9,202	3.3
Europe	16,856	18,019	17,768	73,159	28.7	68,334	24.8
Germany	5,758	5,633	5,873	24,164	9.5	22,043	8.0
France	3,034	3,320	3,042	11,285	4.4	11,198	4.1
Belgium	2,005	1,680	1,576	7,652	3.0	6,590	2.4
Italy	832	2,463	2,188	8,815	3.5	8,058	2.9
Others	5,227	4,923	5,089	21,243	8.3	20,445	7.4
Rest of the World	2,836	3,057	2,948	11,722	4.6	10,424	3.8
Total	67,729	73,437	71,115	255,171	100.0	276,021	100.0

[4]	Gold and silver.

LOGISTICS SERVICES — GENERAL CARGO

	4Q05	3Q06	4Q06	2005	2006
Railroads (million ntk)	5,999	7,321	6,249	26,885	26,714
AVERAGE PRICES REALIZED

US$/ton
	4Q05	3Q06	4Q06	2005	2006
Iron ore	35.08	43.95	41.38	32.63	40.00
Pellets	72.62	75.98	73.64	70.79	75.21
Manganese	73.77	75.89	72.12	84.90	70.60
Ferro alloys	731.09	916.03	1,090.91	846.88	886.97
Nickel	—	—	31,981.53	—	31,981.53
Copper	—	—	7,317.07	—	7,317.07
Copper concentrate	1,169.64	2,333.33	1,386.36	982.41	1,824.36
Kaolin	143.66	187.28	169.08	145.32	164.78
Potash	232.95	189.00	197.25	232.81	195.09
Platinum (US$/oz)	—	—	1,115.59	—	1,115.59
Cobalt (US$/lb)	—	—	14.93	—	14.93
Aluminum	1,870.69	2,567.38	2,725.00	1,841.16	2,558.76
Alumina	315.19	326.90	331.05	290.48	343.99
Bauxite	30.00	25.32	38.10	28.36	30.46
GROSS REVENUE BY PRODUCT

US$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Ferrous minerals	2,832	3,626	3,353	10,050	75.0	12,569	61.7
Iron ore	2,075	2,909	2,647	7,396	55.2	10,027	49.2
Pellet plant operation services	21	19	18	66	0.5	72	0.4
Pellets	623	551	526	2,017	15.0	1,907	9.4
Manganese ore	18	17	15	77	0.6	55	0.3
Ferroalloys	87	120	132	448	5.5	463	2.3
Others	8	10	15	46	0.3	45	0.2
Non ferrous minerals	223	388	3,080	717	5.3	3,924	19.3
Nickel	—	—	2,360	—	—	2,360	11.6
Copper	131	280	483	391	2.9	1,079	5.3
Kaolin	51	53	70	177	1.3	218	1.1
Potash	41	55	43	149	1.1	143	0.7
Precious metals[4]	—	—	18	—	—	18	0.1
PGMs	—	—	87	—	—	87	0.4
Cobalt	—	—	19	—	—	19	0.1
Aluminum products	377	638	674	1,408	10.5	2,381	11.7
Aluminum	217	363	328	823	6.1	1,244	6.1
Alumina	139	271	338	531	4.0	1,108	5.4
Bauxite	21	4	8	54	0.4	29	0.1
Logistics services	309	383	342	1,216	9.1	1,376	6.8
Railroads	223	278	247	881	6.6	1,011	5.0
Ports	50	67	63	204	1.5	237	1.2
Shipping	36	38	32	131	1.0	128	0.6
Others	5	31	45	14	0.1	113	0.6
Total	3,746	5,066	7,494	13,405	100.0	20,363	100.0

   PROFITABILITY AND CASH FLOW
ADJUSTED EBIT MARGIN BY BUSINESS AREA

	4Q05	3Q06	4Q06	2005	2006
Ferrous minerals	48.0%	51.8%	43.4%	49.7%	47.3%
Non ferrous minerals	26.4%	53.2%	16.5%	23.7%	23.1%
Aluminum	30.7%	35.1%	38.2%	31.7%	39.5%
Logistics	8.6%	31.3%	33.5%	22.4%	28.9%
Total	40.6%	46.3%	29.8%	42.5%	38.9%
ADJUSTED EBITDA BY BUSINESS AREA

US$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Ferrous minerals	1,595	2,168	1,668	5,528	84.5	6,758	73.9
Non- ferrous minerals	79	235	692	238	3.6	1,175	12.8
Logistics	80	142	155	414	6.3	512	5.6
Aluminum	122	266	268	557	8.5	1,079	11.8
Others	(96)	(89)	(159)	(197)	-3.0	(374)	-4.1
Total	1,780	2,722	2,623	6,540	100.0	9,150	100.0

INVESTMENTS
In 2006, the Company invested US$ 26.0 billion, of which US$ 3.241 billion in organic growth — US$ 2.765 billion in projects and US$ 476 million in R&D — US$ 1.259 billion in stay-in-business and US$ 21.5 billion in acquisitions. CVRD realized four acquisitions last year: Inco (US$ 19.0 billion)5, Caemi (US$ 2.4 billion), Rio Verde Mineração (US$ 47 million) and Valesul (US$ 27.5 million)6.
For further details about 2006 investments and budget capex for 2007, please access the press release of January 26, 2006 on our website www.cvrd.com.br, in the Investor Relations section.

CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on March 8, at 12:00 midday Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time. Instructions for participation will be available on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from March 8.

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.

[5]	The US$ 19.0 billion invested on the acquisition of Inco comprehends the price of US$ 17.8 billion plus its net debt of US$ 1.2 billion. US$ 15.8 billion were paid to Inco shareholders in 2006 and US$ 2.0 billion were disbursed in 2007.

[6]	Rio Verde Mineração is an iron ore producer in the State of Minas Gerais. CVRD acquired 46% of Valesul for US$ 27.5 million becoming sole owner.

INCOME STATEMENTS

US$ million
	4Q05	3Q06	4Q06	2005	2006
Gross operating revenues	3,746	5,066	7,494	13,405	20,363
Taxes	(148)	(214)	(181)	(613)	(712)
Net operating revenue	3,598	4,852	7,313	12,792	19,651
Cost of goods sold	(1,829)	(2,181)	(4,387)	(6,229)	(10,147)
Gross profit	1,769	2,671	2,926	6,563	9,504
Gross margin (%)	49.2	55.0	40.0	51.3	48.4
Selling, general and administrative expenses	(175)	(167)	(269)	(583)	(816)
Research and development expenses	(85)	(134)	(175)	(277)	(481)
Employee profit-sharing	(32)	(34)	(148)	(97)	(245)
Others	(16)	(88)	(154)	(174)	(325)
Operating profit	1,461	2,248	2,180	5,432	7,637
Financial revenues	31	59	181	123	327
Financial expenses	(201)	(172)	(708)	(560)	(1,338)
Monetary variation	(166)	38	204	299	529
Gains on sale of affiliates	—	16	311	126	674
Tax and social contribution (Current)	(92)	(419)	(314)	(754)	(1,134)
Tax and social contribution (Deferred)	36	71	(237)	(126)	(298)
Equity income and provision for losses	213	187	183	760	710
Minority shareholding participation	(86)	(124)	(227)	(459)	(579)
Net earnings	1,196	1,904	1,573	4,841	6,528
Earnings per share (US$)	0.52	0.79	0.65	2.10	2.69
BALANCE SHEET

US$ million
	12/31/05	09/30/06	12/31/06
Assets
Current	4,775	7,579	12,940
Long-term	2,031	2,852	7,654
Fixed	15,838	21,117	40,021
Total	22,644	31,548	60,615
Liabilities
Current	3,325	3,854	7,312
Long term	7,342	8,814	33,854
Shareholders’ equity	11,977	18,880	19,449
Paid-up capital	6,366	8,617	8,617
Reserves	5,611	10,263	10,832
Total	22,644	31,548	60,615

CASH FLOW	US$ million

	4Q05	3Q06	4Q06	2005	2006
Cash flows from operating activities:
Net income	1.196	1.904	1.573	4.841	6.528
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	183	232	379	619	997
Dividends received	136	242	64	489	516
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(213)	(187)	(183)	(760)	(710)
Deferred income taxes	(36)	(71)	237	126	298
Provisions for contingencies	18	23	(7)	27	48
Impairment of property, plant and equipment	0	11	57	26	106
Gain on sale of investment	—	(16)	(311)	(126)	(674)
Foreign exchange and monetary losses	235	25	(576)	(237)	(917)
Net unrealized derivative losses	126	(75)	122	101	143
Minority interest	86	124	227	459	579
Net interest payable	14	(55)	79	62	36
Others	(62)	(10)	(116)	(159)	(141)
Decrease (increase) in assets:
Accounts receivable	(133)	(291)	37	(416)	(438)
Inventories	(24)	34	865	(138)	859
Others	63	10	124	(639)	(12)
Increase (decrease) in liabilities:
Suppliers	113	28	189	279	(47)
Payroll and related charges	40	47	(72)	40	(86)
Income Tax	(229)	112	(25)	413	84
Others	3	88	180	154	63
Net cash provided by operating activities	1.516	2.175	2.843	5.161	7.232
Cash flows from investing activities:
Loans and advances receivable	63	26	(59)	88	(23)
Guarantees and deposits	(7)	(26)	(17)	(59)	(78)
Additions to investments	(12)	(57)	(46)	(103)	(107)
Additions to property, plant and equipment	(1.237)	(834)	(1.781)	(3.977)	(4.431)
Proceeds from disposals of investment	—	—	405	126	837
Proceeds from disposals of property, plant and equipment	12	11	—	16	49
Net cash used to acquire subsidiaries	(737)	(6)	(13.195)	(737)	(13.201)
Net cash used in investing activities	(1.918)	(886)	(14.693)	(4.646)	(16.954)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(129)	213	481	(86)	679
Loans	3	(18)	(22)	(33)	(40)
Long-term debt	1.386	12	20.644	1.772	22.007
Equities in Treasury	—	(276)	—		(301)
Repayment of long-term debt	(140)	(206)	(6.908)	(884)	(7.635)
Interest attributed to shareholders	(800)	0	(650)	(1300)	(1.300)
Dividends to minority interest	0	(37)	(9)	0	(65)
Net cash used in financing activities	320	(312)	13.536	(531)	13.345
Increase (decrease) in cash and cash equivalents	(82)	977	1.686	(16)	3.623
Effect of exchange rate changes on cash and cash equivalents	(112)	20	(129)	(192)	(216)
Cash and cash equivalents, beginning of period	1.235	1.894	2.891	1.249	1.041
Cash and cash equivalents, end of period	1.041	2.891	4.448	1.041	4.448
Cash paid during the period for:
Interest on short-term debt	(8)	(2)	(1)	(9)	(9)
Interest on long-term debt	(55)	(146)	(252)	(243)	(565)
Income tax	(29)	(247)	(121)	(481)	(586)
Non-cash transactions
Income tax paid with credits	(52)	(34)	(30)	(86)	(126)
Interest capitalized	(65)	(56)	(25)	(161)	(151)

APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT

US$ million
	4Q05	3Q06	4Q06	2005	2006
Net operational revenue	3,598	4,852	7,313	12,792	19,651
Cost of goods sold	(1,829)	(2,181)	(4,387)	(6,229)	(10,147)
Sales, general and administrative expenses	(175)	(167)	(269)	(583)	(816)
Research and development	(85)	(134)	(175)	(277)	(481)
Other operational expenses	(48)	(122)	(302)	(271)	(570)
Adjusted EBIT	1,461	2,248	2,180	5,432	7,637

(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million
	4Q05	3Q06	4Q06	2005	2006
Operational cash flow	1,516	2,175	2,843	5,161	7,232
Income tax	92	419	314	754	1,133
FX and monetary losses	(69)	(63)	372	(62)	388
Financial expenses	30	168	448	249	975
Net working capital	167	(28)	(1,298)	307	(423)
Other	44	51	56	131	(155)
Adjusted EBITDA	1,780	2,722	2,623	6,540	9,150

(c) Net debt

RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT

US$ million
	4Q05	3Q06	4Q06
Gross debt	5,010	5,870	22,581
Cash and cash equivalents	1,041	2,891	4,448
Net debt	3,969	2,979	18,122

(d) Total debt / Adjusted LTM EBITDA

	4Q05	3Q06	4Q06
Total debt / Adjusted LTM EBITDA (x)	0.77	0.71	2.00	[3]
Total debt / LTM operational cash flow (x)	0.97	0.99	3.12

(e) Adjusted LTM EBITDA / LTM interest payments

	4Q05	3Q06	4Q06
Adjusted LTM EBITDA / LTM interest payments (x)	25.95	21.63	15.94
LTM operational profit / LTM interest payments (x)	21.56	18.02	13.30

(f) Total debt/Enterprise value

	4Q05	3Q06	4Q06
Total debt /EV(%)	10.04	11.06	25.67
Total debt / total assets (%)	22.13	18.61	37.24
Enterprise value = Market capitalization + Net debt

IMPORTANT INFORMATION
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: January 30, 2007	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations